Mercurity Fintech Holding Inc.

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

March 18, 2025

VIA EDGAR

Ms. Jessica Livingston

Mr. David Lin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mercurity Fintech Holding Inc.
Request to Withdraw Registration Statement on Form F-1
File No. 333-272274

Dear Ms. Jessica Livingston and Mr. David Lin:

On May 30, 2023, Mercurity Fintech Holding Inc. (the “Company”) filed Registration Statement (File No. 333-272274) on Form F-1 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement, as the Company and the relevant selling shareholders have determined not to pursue the public offering at this time, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please direct any questions or comments regarding this request to our outside counsel, Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-2187 or hlou@srfc.law.

Very truly yours,

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer